QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the historical ratios of our earnings to our fixed charges for the periods indicated:

	Three Months Ended March 31,		Year ended December 31,
	2006	2005	2005	2004	2003	2002(1)	2001
	Reorganized Company	Reorganized Company	Reorganized Company	Reorganized Company	Reorganized Company	Predecessor Company	Predecessor Company
	(in millions)
Fixed charges:
Interest	£83.8	£70.1	£235.8	£271.0	£459.9	£519.3	£929.6
Interest portion of rental expense	4.1	3.7	14.2	14.9	14.9	28.9	14.9

Fixed charges	£87.9	£73.8	£250.0	£285.9	£474.8	£548.2	£944.5

Earnings:
Loss from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	£(121.5)	£(54.6)	£(221.9)	£(504.4)	£(606.6)	£(1,617.4)	£(7,882.6)
Fixed charges	87.9	73.8	250.0	285.9	474.8	548.2	944.5
Less: capitalized interest	—	—	—	—	(3.4)	(30.8)	(47.0)

	£(33.6)	£19.2	£28.1	£(218.5)	£(135.2)	£(1,100.0)	£(6,985.1)

Ratio of earnings to fixed charges deficiency	£(121.5)	£(54.6)	£(221.9)	£(504.4)	£(610.0)	£(1,648.2)	£(7,929.6)

(1)
In accordance with SOP-97, the Company discontinued accruing interest on certain of its debt. For the year ended December 31, 2002, contractual interest was £948.7 million, which was £429.4 million in excess of reported interest expense.

        The ratio of earnings to fixed charges and combined fixed charges is not meaningful for the periods that result in a deficit.

QuickLinks

  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES